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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                                 Amendment No. 2

                                   CDNOW, INC.
                            (Name of Subject Company)

                             BINC ACQUISITION CORP.
                                BERTELSMANN INC.
                                 BERTELSMANN AG
                                   (Offerors)
                           ---------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                           ---------------------------

                                     125086
                      (CUSIP Number of Class of Securities)

                                Robert Sorrentino
                      President and Chief Executive Officer
                                Bertelsmann, Inc.
                                  1540 Broadway
                            New York, New York 10036
                            Telephone: (212) 782-1000
                     (Name, address and telephone number of
                    person authorized to receive notices and
                  communications on behalf of filing persons)
                           ---------------------------

                                    Copy to:
                              Christopher J. Mayer
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Telephone: 212-450-4000

                            CALCULATION OF FILING FEE

                 Transaction Valuation*     Amount of Filing Fee**
                        $99,006,737               $19,801
                =========================   =====================

* Calculated by (i) multiplying $3.00, the per share tender offer price, by 32,961,610, the sum of the number of shares of Common Stock sought in the Offer, plus (ii) payments to holders of options with an exercise price less than $3.00 in an amount per option equal to the difference between
    (a) $3.00 and (b) the applicable exercise price, based on (A) 102,400 outstanding options with an average weighted exercise price of $2.94 per share and (B) 69,319 outstanding options with an average weighted exercise price of $1.33 per share.

**  Calculated as 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   $19,801      Filing party: BINC Acquisition Corp.
    Form or Registration No.: Schedule TO  Date Filed:   July 26, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

       |X| third-party tender offer subject to Rule 14d-1. |_| issuer tender offer subject to Rule 13e-4.
       |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

|_| Check the following box if the filing is a final amendment reporting the results of the tender offer:

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                         AMENDMENT NO. 2 TO SCHEDULE TO


      This Amendment No. 2 to the Tender Offer Statement on Schedule TO, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 26, 2000, as amended by Amendment No. 1 filed on August 18, 2000 (as amended, the "Schedule TO") by BINC Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Bertelsmann, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Bertelsmann AG, a German corporation (Bertelsmann AG"), to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of CDnow, Inc. (the "Company") for a price of $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) , respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

      Item 4.  Terms of the Transaction.

      Paragraph (b) of the section of the Offer to Purchase entitled "The Offer
- Conditions to the Offer" is amended to read in its entirety as follows:

            "(b) at any time on or after July 19, 2000 and prior to the Expiration Date, any of the following conditions exist:

                  (i) there shall be any law, rule, regulation, judgment, order, injunction or decree enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that prohibits the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement; or

                  (ii) the Merger Agreement shall have been terminated in accordance with its terms."

      Item 11.  Additional Information.

      Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

            "At 11:59 p.m. on August 17, 2000, the waiting period under the HSR Act applicable to the Offer to Purchase expired. On August 18, 2000, Bertelsmann AG issued a press release announcing the expiration of the HSR Act waiting period.

            On August 21, 2000, Parent received notice from the German Cartel Office that it had granted early termination of the waiting period under German antitrust provisions. On August 22, 2000, Parent issued a press release describing the early termination of the German antitrust waiting period and its intention to waive any other conditions of the Offer relating to antitrust approvals."

      Item 12.  Exhibits.

      Item 12 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

      "(d)(10) Text of press release issued by Bertelsmann AG on August 18, 2000.

       (d) (11)   Text of press release issued by Parent on August 21, 2000."

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.



Dated: August 22, 2000               BINC ACQUISITION CORP.


                                     By: /s/ Jacqueline Chasey
                                         ------------------------------------
                                         Name:  Jacqueline Chase
                                         Title: Secretary


                                     BERTELSMANN, INC.


                                     By: /s/ Jacqueline Chasey
                                         ------------------------------------
                                         Name:  Jacqueline Chase
                                         Title: Assistant Secretary


                                     BERTELSMANN AG


                                     By: /s/ Dr. Siegfried Luther
                                         ------------------------------------
                                         Name:  Dr. Siegfried Luther
                                         Title: Member of the Executive Board

                                  EXHIBIT INDEX


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       (a)(1)          Offer to Purchase dated July 26, 2000.*
       (a)(2)          Letter of Transmittal.*
       (a)(3)          Notice of Guaranteed Delivery.*
       (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
       (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                       Nominees.*
       (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
       (a)(7)          Summary Advertisement dated July 26, 2000.*
       (d)(1) Agreement and Plan of Merger dated as of July 19, 2000 among Bertelsmann, the Company, and Purchaser.*
       (d)(2) Shareholder Agreement dated as of July 19, 2000 between Bertelsmann, and Jason Olim and Matthew Olim.*
       (d)(3) Convertible Loan Agreement dated as of July 19, 2000 among the Company, as Borrower, and Bertelsmann, as Lender.*
       (d)(4) Guarantee and Collateral Agreement dated as of July 19, 2000 among the Company and certain of its Subsidiaries in favor of Bertelsmann, as Security Agent.*
       (d)(5)          Registration Rights Agreement dated as of July 19, 2000
                       between the Company and Bertelsmann.*
       (d)(6)          Confidentiality Agreement dated as of June 15, 2000
                       between the Company and Bertelsmann AG.*
       (d)(7) Commerzbank Aktiengesellschaft and Four Winds Funding Corporation Letter Agreement, between Bertelsmann, Inc., Commerzbank AG and Four Winds Funding Corporation, as amended and restated, dated June 29, 1990.*
       (d)(8) Deutsche Bank Aktiengesellschaft Letter Agreement between Bertelsmann, Inc. and Deutsche Bank AG, dated February 26, 1987, including amendments 1-13.*
       (d)(9) Bayerische Landesbank Girozentrale Revolving Credit Agreement between Bertelsmann, Inc. and Bayerische Landesbank Girozentrale dated July 15, 1993 including amendments.*
       (d)(10)         Press release issued by Bertelsmann AG dated August 18,
                       2000.
       (d)(11)         Press release issued by Parent dated August 21, 2000.
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*     Previously filed.